CONTACT:	Douglas J. Iverson Vice Chairman & CEO Ottawa Financial Corporation 616/393-7002	Media Advisory November 21, 2000

OTTAWA FINANCIAL CORPORATION ADJOURNS SPECIAL MEETING
ON FIFTH THIRD MERGER UNTIL NOVEMBER 28, 2000

        In light of the announcement yesterday of Fifth Third Bancorp's agreement to acquire Old Kent Financial Corporation, Ottawa Financial Corporation has adjourned its special meeting today until November 28, 2000 in order to allow ample time for its shareholders to review the publicly available information concerning the Old Kent acquisition by Fifth Third.

        The Ottawa special meeting will reconvene on November 28, 2000 at 3:00 p.m. at the Holiday Inn and Conference Center, 650 East 24th Street, Holland, Michigan at which time the results of the vote of the shareholders of Ottawa on the proposal to merge with Fifth Third will be finalized and announced.

Before adjourning the special meeting, the Board of Directors of Ottawa enthusiastically renewed its recommendation that Ottawa's shareholders vote for the merger with Fifth Third and believe that the acquisition of Old Kent by Fifth Third will benefit Ottawa's shareholders.

        The merger of Ottawa into Fifth Third Bancorp is still expected to be complete in early December pending completion of the shareholder vote. All regulatory approvals for this transaction have been received.

        Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this press release because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by Fifth Third Bancorp and Ottawa Financial Corporation. Security holders may receive a free copy of the proxy statement/prospectus and other related documents filed by Fifth Third Bancorp and Ottawa Financial Corporation at the Commission's website at http://www.sec.gov and/or from Fifth Third Bancorp or Ottawa Financial Corporation.

        Ottawa Financial Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Ottawa with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ottawa's proxy statement for its 2000 Annual Meeting of Stockholders filed with the Commission on March 30, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Ottawa Financial Corporation.

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This document contains or may contain forward-looking statements about Ottawa Financial Corporation, Fifth Third Bancorp and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Ottawa Financial Corporation, Fifth Third Bancorp and the combined company including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third Bancorp and Ottawa do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which Fifth Third Bancorp and Ottawa are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third Bancorp after the merger are included in Fifth Third Bancorp's and Ottawa's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Ottawa or Fifth Third Bancorp.

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